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                Filing under Rule 425
                ---------------------

                Filer: Burlington Northern Santa Fe Corporation
                Companies that are the subject of the filing:
                        Canadian National Railway Company
                        North American Railways, Inc.
                Registration Statement No. 333-94397


[LOGO OF BNSF APPEARS HERE]


Contact:  Richard Russack        FOR IMMEDIATE RELEASE
          (817) 352-6425


                     Burlington Northern Santa Fe Achieves
               Record 94.3 Percent On-Time Performance In January

     FORT WORTH, Texas, February 4, 2000 - Burlington Northern Santa Fe Corporation (NYSE: BNI) (BNSF) today announced it achieved 94.3 percent on-time performance, dock to dock across its 33,500-route-mile railroad network for the month of January, 2000, an all-time record for the company. The comparable on-time figure for January 1999 was 85.1 percent.

     January 2000 system-wide on-time performance was better than the full-year 1999 level of 91 percent, which was up substantially from 82 percent system-wide on-time performance for full-year 1998.

     BNSF's President and Chief Operating Officer Matthew Rose said, "In 1999, we met and exceeded our goal of 90 percent system-wide on-time performance, setting the industry standard in this important measure of operating performance. For 2000, we have raised our goal even higher for system-wide on-time performance, while continuing to focus on meeting all of our customers' commitments."

     In January 2000, BNSF's on-time performance by type of rail business was as follows:
     Coal: 100 percent
     Intermodal/automotive: 93.8 percent
     Agricultural products: 91.4 percent
     Carload: 89.1 percent

     On December 20, 1999, BNSF and Canadian National Railway Company (CN) announced their intent to combine their businesses to create a North American transcontinental railroad. The end-to-end combination will be an efficient, integrated network with new single-line traffic routes offering shippers expanded capabilities and improved service.

     Through The Burlington Northern and Santa Fe Railway Company, BNSF owns one of the largest railroad networks in North America, with approximately 33,500 route miles covering 28 states and two Canadian provinces.

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